UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

      Community Bancshares Inc.
 (Name of Issuer)

      Common Stock, $0.10 Par Value Per Share
 (Title of Class of Securities)

      20343H-10-6
 (CUSIP Number)

John Wilson Spence, III
Financial Junk, LLC
General Partner
Spence Limited, L.P.
P.O. Box 505
Blakely, Georgia 39823
                (615) 383-2654
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Tracy A. Powell, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, Tennessee  37219

            December 18, 2003
 (Date of Event Which Requires
Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No.       20343H-10-6

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

Spence Limited, L.P.

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

(a)

(b)

N/A

_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

WC

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

Georgia

_________________________________________________________________________________
                                    7.                     Sole Voting Power                                0

                                    8.                     Shared Voting Power                            647,355

                                    9.                     Sole Dispositive Power                          0

                                    10.                    Shared Dispositive Power                      647,355

_________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

647,355

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

9.9%

_________________________________________________________________________________

14.        Type of Reporting Person

PN

_________________________________________________________________________________

CUSIP No.       20343H-10-6

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

Financial Junk, LLC

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

(a)

(b)

N/A

_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

N/A

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

Georgia

_________________________________________________________________________________
                                    7.                     Sole Voting Power                                0

                                    8.                     Shared Voting Power                            647,355

                                    9.                     Sole Dispositive Power                          0

                                    10.                    Shared Dispositive Power                      647,355

_________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

647,355

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

9.9%

_________________________________________________________________________________

14.        Type of Reporting Person

OO

_________________________________________________________________________________

CUSIP No.       20343H-10-6

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

John W. Spence, III

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

(a)

(b)

N/A

_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

N/A

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

United States

_________________________________________________________________________________
                                    7.                     Sole Voting Power                                0

                                    8.                     Shared Voting Power                            647,355

                                    9.                     Sole Dispositive Power                          0

                                    10.                    Shared Dispositive Power                      647,355

_________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

647,355

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

9.9%

_________________________________________________________________________________

14.        Type of Reporting Person

IN

_________________________________________________________________________________

CUSIP No.       20343H-10-6

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

Gerald J. Bruner

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

(a)

(b)

N/A

_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds

N/A

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization

United States

_________________________________________________________________________________
                                    7.                     Sole Voting Power                                0

                                    8.                     Shared Voting Power                            647,355

                                    9.                     Sole Dispositive Power                          0

                                    10.                    Shared Dispositive Power                      647,355

_________________________________________________________________________________

11.        Aggregate Amount Beneficially Owned By Each Reporting Person

647,355

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

9.9%

_________________________________________________________________________________

14.        Type of Reporting Person

IN

_________________________________________________________________________________

Item 1.                        Security and Issuer.

            This Schedule 13D relates to the common stock of Community Bancshares Inc., a Delaware corporation.  The address of the principal executive office of the Company is 68149 Main Street, Blountsville, Alabama 35031.

Item 2.                        Identity and Background.

            (a)        Name of Person Filing:

            This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): Spence Limited, L.P., Financial Junk, LLC, John Wilson Spence, III and Gerald J. Bruner (who are collectively referred to herein as the “Filing Persons”).

            (b)        Residence or Business Address:

            With the exception of John Wilson Spence, III, the Filing Persons all maintain the same principal business office at 115 West Liberty Street, Blakely, Georgia 39823.  The principal business office of Mr. Spence is 4712 Clendenin Road, Nashville, Tennessee 37220.

            (c)        Present Principal Occupation:

            Spence Limited, L.P. is a Georgia limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers.  Spence Limited, L.P. is a Georgia limited partnership.  Financial Junk, LLC is Spence Limited, L.P.’s sole general partner.  Financial Junk, LLC, is a Georgia limited liability company which is owned by Mr. Spence.  Mr. Gerald J. Bruner is the manager of Financial Junk, LLC, and Mr. Spence is the investment manager for Spence Limited, L.P.  The Filing Persons have entered into a Joint Filing Agreement, dated as of November 20, 2003 a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  The Filing Persons expressly disclaim that they have agreed to act as a group.

            (d)        Criminal Proceedings:

            During the past five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)        Judgements and Final Orders:

            During the past five years, no Filing Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)        Citizenship:

            John Wilson Spence, III and Gerald J. Bruner are citizens of the United States of America.

Item 3.                        Source and Amount of Funds or other Consideration.

            The amount of funds expended to date by Spence Limited, L.P. to acquire the 647,355 shares of Community Bancshares Inc. common stock it holds in its name was $3,533,833.68.  The funds were provided by Spence Limited, L.P.’s working capital.

Item 4.                        Purpose of Transaction.

            Spence Limited, L.P. by its general partner has acquired such securities in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose of effect.

            Spence Limited, L.P. may make additional purchases of Community Bancshares Inc.’s common stock.  Spence Limited, L.P. might also dispose of any or all of the shares of common stock held by it, although it currently does not intend to do so.  Except as noted in this Schedule 13D, neither Spence Limited, L.P., Financial Junk, LLC, Mr. John Wilson Spence, III or Mr. Gerald Bruner has any plans or proposals relating to, or that could result in, any of the matters set forth in paragraphs (b) through (j) inclusive, of Item (4) of Schedule 13D.

Item 5.                        Interest in Securities of the Issuer.

            (a)        The aggregate number of shares of the common stock of Community Bancshares Inc. beneficially owned by Spence Limited, L.P., Financial Junk, LLC, Mr. Spence, and Mr. Bruner for the purposes of this Statement is 647,355 shares representing approximately 9.9% of the outstanding shares of common stock of Community Bancshares Inc..

            (b)        (i)         The number of shares of the common stock of Community Bancshares Inc. as to which Spence Limited, L.P. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Community Bancshares Inc. as to which Spence Limited, L.P. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 647,355 shares of the common stock.

                        (ii)        The number of shares of the common stock of Community Bancshares Inc. as to which Financial Junk, LLC. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Community Bancshares Inc. as to which Financial Junk, LLC. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 647,355 shares of the common stock.

                        (iii)       The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Spence has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Spence has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 647,355 shares of the common stock.

                        (iv)       The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Bruner has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Bruner has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 647,355 shares of the common stock.

            (c)        Spence Limited, L.P. made the following purchases of Community Bancshares Inc. common stock:  All acquisitions of common stock reported herein were made in open market transactions except for the 12/18/03 purchase which was part of a private placement of stock by Community Bancshares Inc.

Date	Number of Shares	Price Per Share($)	Total Cost($)
05/08/03	138,200	6.050	836,112.50
05/23/03	150	4.500	675.00
06/17/03	75	4.500	337.50
06/30/03	200	4.500	900.00
07/03/03	50	4.500	225.00
08/28/03	266	4.500	1,197.00
08/28/03	78,507	5.025	394,497.68
10/24/03	438	5.000	2,190.00
12/18/03	429,469	5.350	2,297,659.00
Total Shares	647,355		3,533,793.68

Item 6.            Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

            Other than the Joint Filing Agreement among the Filing Persons filed as Exhibit A to this filing, and the Letter Agreement between John Wilson Spence, III and Financial Junk, LLC, dated as of June 30, 2001, filed as Exhibit B to this filing, which gives Mr. Spence the authority to vote in person or by proxy all securities held by Financial Junk, LLC, and except as otherwise may be disclosed herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Community Bancshares Inc., including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.  As a general partner of Spence Limited, L.P., Financial Junk, LLC is entitled to an allocation of a portion of Spence Limited, L.P.’s profits and a management fee based upon a percentage of total partnership capital.

Item 7.           Material to be Filed as Exhibits.

                        99.1.1   Joint Filing Agreement

                        99.1      Letter Agreement

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 29, 2003

                                                                        SPENCE LIMITED, L.P.

                                                                        By:/s/Gerald J. Bruner
                                                                                Manager, Financial Junk, LLC
                                                                                General Partner

                                                                        FINANCIAL JUNK, LLC

                                                                        By:  Gerald J. Bruner
                                                                                Manager

                                                                        JOHN WILSON SPENCE, III

                                                                       By:/s/John Wilson Spence, III

                                                                       GERALD J. BRUNER

                                                                        By:/s/Gerald J. Bruner